PERTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perth Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Avenue of the Americas, Ste 964
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Patrick Campbell (347) 855-3750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Patrick Campbell (MICHAEL P. CAMPBELL), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perth Advisors LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State: New York
County: New York

Signature

CEO

Title

Notary Public

STATE OF NEW YORK NOTARY PUBLIC Comm. No. 01PA6310078 Comm. Exp. 08/18/2018 WHITNEY M PALMER

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Perth Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perth Advisors LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

PERTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 282,089
Advisory fees receivable	1,415,390
Other assets	35,361
TOTAL ASSETS	$ 1,732,840

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Deferred tax liability	$ 4,000
Accrued expenses and other liabilities	80,048
TOTAL LIABILITIES	84,048
Member's equity:	1,648,792
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,732,840

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Perth Advisors LLC (the "Company"), was formed on September 16, 2009, in the State of Delaware. The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception"). The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital. The Company is a wholly owned subsidiary of Perth Partners Holdings LLC organized in Delaware (the "Parent").

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Advisory Fees Receivable

The Company carries its advisory fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2017.

Use of Estimates

Financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes.

The Company complies with Financial Accounting Standards Board, Accounting Standards Codification 740, Income Taxes ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a New York City unincorporated business deferred income tax liability of approximately $4,000 at December 31, 2017 arising from temporary differences in cash versus accrual method of accounting.

The tax years that remain subject to examination by taxing authorities are 2017, 2016, 2015, and 2014.

Revenue Recognition

The Company engages in providing advisory services to its clients for private placement activities. Revenue is recognized in the proper period, in accordance with GAAP, and is based upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for ale in the ordinary course of business.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal and the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about what market participants would use in pricing the asset or liability.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $202,041, which was $196,704 in excess of its minimum required net capital of $5,337. The Company's aggregate indebtedness to net capital ratio was 0.40 to 1.

NOTE 5.   CONCENTRATIONS

The Company periodically maintains significant cash balances in a single major financial institution. Such cash balances are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations. Management does not anticipate any material losses as a result of this concentration.

NOTE 5.   CONCENTRATIONS (continued)

For the year ended December 31, 2017, 100% of revenues earned were from one customer.   Advisory fees receivable from this customer were approximately $1,400,000 at December 31, 2017.

NOTE 6.   PENSION PLAN

The Company contributed to a discretionary pension plan for 2017. For the year ended December 31, 2017, the pension expense was $5,167.

NOTE 7.   COMMITMENTS AND CONTINGENT LIABILITIES (continued)

On May 30, 2017, the Company entered into a new lease agreement for office space that continues indefinitely until terminated by either party giving not less than six months' notice in writing to the other party. The monthly rent under this agreement is $3,400.

As of December 31, 2017, future minimum lease rental payments are payable as follows:

For the year ending
December 31:

  2018 (six months) $20,400

For the year ended December 31, 2017, the total rent expense amounted to $55,768, which is included on the statement of operations.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued and no events have been identified which require disclosure.